# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Marinus Pharmaceuticals, Inc., CIK 0001267813
CUSIP: 56854Q200
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5 Radnor Corporate Center, Suite 500, 100 Matsonford Rd, Radnor, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-250080
Filed by CIK 0002010692

## Reporting persons
- Panacea Venture Healthcare Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Panacea Venture Healthcare Fund II GP Company, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Panacea Innovation Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- James Huang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Marinus Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 5 Radnor Corporate Center, Suite 500, 100 Matsonford Rd., Radnor PA 19087

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Panacea Venture Healthcare Fund II, L.P.
Panacea Venture Healthcare Fund II GP Company, Ltd.
Panacea Innovation Limited
James Huang
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman KY1-1104, Cayman Islands.
Citizenship: Mr. Huang is a citizen of the Republic of China. The remaining Reporting Persons are organized under the laws of the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: This amendment to Schedule 13G is being filed on behalf of the Reporting Persons to report that, as of December 31, 2024, the Reporting Persons do not beneficially own any shares of Common Stock.
Percent of class:
Panacea Venture Healthcare Fund II, L.P.: 0%
Panacea Venture Healthcare Fund II GP Company, Ltd.: 0%
Panacea Innovation Limited: 0%
James Huang: 0
Sole power to vote or to direct the vote:
Panacea Venture Healthcare Fund II, L.P.: 0
Panacea Venture Healthcare Fund II GP Company, Ltd.: 0
Panacea Innovation Limited: 0
James Huang: 0
Shared power to vote or to direct the vote:
Panacea Venture Healthcare Fund II, L.P.: 0
Panacea Venture Healthcare Fund II GP Company, Ltd.: 0
Panacea Innovation Limited: 0
James Huang: 0
Sole power to dispose or to direct the disposition:
Panacea Venture Healthcare Fund II, L.P.: 0
Panacea Venture Healthcare Fund II GP Company, Ltd.: 0
Panacea Innovation Limited: 0
James Huang: 0
Shared power to dispose or to direct the disposition:
Panacea Venture Healthcare Fund II, L.P.: 0
Panacea Venture Healthcare Fund II GP Company, Ltd.: 0
Panacea Innovation Limited: 0
James Huang: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Panacea Venture Healthcare Fund II, L.P.: By: Panacea Venture Healthcare Fund II GP Company, Ltd., its general partner, By: Panacea Innovation Limited, its sole owner, /s/ James Huang, James Huang, Founding Managing Partner (02/14/2025)
- Panacea Venture Healthcare Fund II GP Company, Ltd.: By: Panacea Innovation Limited, its sole owner, /s/ James Huang, James Huang, Founding Managing Partner (02/14/2025)
- Panacea Innovation Limited: /s/ James Huang, James Huang, Founding Managing Partner (02/14/2025)
- James Huang: /s/ James Huang, James Huang (02/14/2025)
Comment: Exhibit 99: Joint Filing Agreement (previously filed).